

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2010

Mr. Kevin C. Eichler
Chief Financial Officer and Senior Vice President
Ultra Clean Holdings Inc.
26462 Corporate Avenue
Hayward, CA 94545

Re: Ultra Clean Holdings Inc.
Form 10-K for the Fiscal Year Ended January 1, 2010
Filed March 30, 2010
Form 10-Q for the Fiscal Quarter Ended April 2, 2010
Filed May 14, 2010
File No. 0-50646

Dear Mr. Eichler:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 1, 2010

Notes to Consolidated Financial Statements

Note 1 – Organizations and Significant Accounting Policies, page 41

1. With respect to your foreign subsidiaries, please revise future filings to disclose the accounting policies regarding their consolidation, the determination of the functional currency, and the reporting of any foreign currency denominated items in your consolidated financial statements.

Note 7. Income Taxes, page 51

2.   Please revise future filings to disclose the components of income (loss) before income tax expense (benefit) as either domestic or foreign. Refer to Rule 4-08(h)(1)(i) of Regulation S-X.

Disclosure Controls and Procedures, page 58

3.   We note your disclosure controls and procedures are designed to provide reasonable assurance that the controls and procedures will meet their objectives. In future filings, please revise your conclusion to say, if true, that such controls and procedures are effective at the reasonable assurance level. Please refer to Section II.F.4 of Management's Reports on Internal Controls over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release 33-8238, available on our website at <http:/www.sec.gov/rules/final/33-8238.htm>.

Management's Report on Internal Control Over Financial Reporting, page 58

4.   Please revise future filings to include the disclosures required under Item 308(a)(4) of Regulation or Item 308T(a)(4) of Regulation S-K, as applicable.

Form 10-Q for the Fiscal Quarter Ended April 2, 2010

Condensed Consolidated Statements of Operations, page 4

5.   We note you have recorded an income tax provision for the period ended April 2, 2010, and that you have established a valuation allowance for your deferred tax assets as of January 1, 2010. Please tell us how your tax provision in the current quarter complies with the requirements for interim reporting for income tax under Accounting Standards Codification (ASC) 740-270-30 and related examples of ASC 740-270-55.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief